UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May, 2019

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No         X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

São Paulo, May 22, 2019 - Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP) (the “Company”), hereby informs that, on the present date, its subsidiary Ultrapar International S.A. (“Ultrapar International”) commenced an offer in the international market to purchase for cash up to U.S.$200,000,000 aggregate principal amount (subject to increase by Ultrapar International in its sole discretion) of the outstanding notes set forth in the table below (the “Tender Offer”). The Tender Offer will be carried out under the terms and conditions established in the Offer to Purchase dated May 22, 2019.

The following table summarizes the main terms of the Tender Offer:

Title of Notes	CUSIP and ISIN Numbers	Aggregate Principal Amount Outstanding	Maximum Tender Amount	Tender Offer Consideration(1)	Early Tender Premium(1)	Total Consideration(1)(2)
5.250% Notes due 2026	CUSIP: 90401C AA7 and L9412A AA5 ISIN: US90401CAA71 and USL9412AAA53	U.S.$750,000,000	U.S.$200,000,000	U.S.$1,010.00	U.S.$30.00	U.S.$1,040.00

(1)	Per U.S.$1,000 principal amount of Notes tendered and accepted for purchase.
(2)	Includes the Early Tender Premium (as defined in the Offer to Purchase).

The Tender Offer is conditioned upon the satisfaction or waiver of certain conditions set forth in the Offer to Purchase, including the issuance of new notes in the international market by Ultrapar International guaranteed by the Company and Ipiranga Produtos da Petróleo S.A. (the “New Notes”).

This announcement does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be any purchase or sale of securities in any jurisdiction in which any offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such jurisdiction. The New Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. Accordingly, the New Notes may only be sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act, to non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act or pursuant to another applicable exemption from registration.

The Tender Offer has not been nor will be registered with the Brazilian Securities Commission. The Tender Offer will not be carried out in Brazil, except in circumstances that do not constitute a public offering according to the Brazilian legal and regulatory provisions.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2019

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Market Announcement)